1875 K Street, N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

October 12, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Inc.
(Securities Act File No. 033-97598;
Investment Company Act File No. 811-09102)
Post-Effective Amendment No. 153

Ladies and Gentlemen:

On behalf of iShares Inc. (the “Corporation”), we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 153 (the “Amendment”) to the Corporation’s Registration Statement on Form N-1A.

The Amendment relates to the following fund (the “Fund”), a series of the Corporation:

S0000 33806	iShares Emerging Markets Local Currency Bond Fund

The previous filings relating to the Fund are:

PEA No.	Date Filed	Form Type	Automatic Effective Date
132	June 30, 2011	485APOS	75 days after filing
144	September 12, 2011	485BXT	September 16, 2011
145	September 15, 2011	485BXT	September 29, 2011
148	September 28, 2011	485BXT	October 28, 2011

The Amendment is being filed pursuant to Rule 485(a) under the 1933. By separate letter, the Company is requesting acceleration of the effective date to October 17, 2011.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

October 12, 2011

If you have any questions or need further information, please call me at (212) 728-8865.

Sincerely,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Katherine Drury
Benjamin J. Haskin, Esq.